 September 21, 2009

Mr. John Cash
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Remington Arms Company, Inc.
Form 10-K for the year ended December 31, 2008
File No. 033-74194-01

Dear Mr. Cash:

We received the Staff’s comment letter dated September 8, 2009 (the “Comment Letter”) relating to the Form 10-K of Remington Arms Company, Inc. (the “Company”) for the year ended December 31, 2008.  Please note that since January 1, 2004 the Company has been a voluntary filer and is currently not subject to any reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company’s contractual obligation to file periodic Exchange Act reports ended on August 7, 2009 when the Company redeemed in full its 10½% Senior Notes due 2011.  As a result, the Company no longer intends to file any Exchange Act reports and therefore is not addressing the specific comments in the Comment Letter.

As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

*    *    *

As requested in your Comment Letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in a response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (336) 548-8833 or Roland Hlawaty, outside counsel to the Company, at (212) 530-5735.

Very truly yours,

/s/ Stephen P. Jackson, Jr.
Stephen P. Jackson, Jr.
Chief Financial Officer

cc:	SEC:
Mindy Hooker

Remington:
Darin Stafford

Milbank:
Arnold B. Peinado, III
Roland Hlawaty